March 24, 2025

Via EDGAR

Ms. Suying Li
Mr. Rufus Decker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Sysco Corporation
Form 10-K for the Fiscal Year Ended June 29, 2024
Item 2.02 Form 8-K dated January 28, 2025
File No. 001-06544

Dear Ms. Li:
This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 11, 2025 with respect to the Company’s Form 10-K for the fiscal year ended June 29, 2024, filed on August 28, 2024, and Item 2.02 of the Company’s Form 8-K filed on January 28, 2025.
The Company’s responses to your comments are listed below. For your convenience, comments contained in your March 11, 2025 letter are reprinted in bold italics below.
Form 10-K for Fiscal Year Ended June 29, 2024
Financial Statements
Note 21. Business Segment Information, page 110
1.Please disclose in greater detail the specific types of corporate office and shared service operations expenses (not allocated to your segments) that are included in the Global Support Center reconciling line item. Refer to ASC 280-10-50-29(b) and 50-31.
Response
The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future filings (including the Company’s next quarterly report on Form 10-Q), the Company will disclose the specific types of corporate office and shared service operation expenses that are included in the Global Support Center reconciling line item. Such disclosure will conform with ASC paragraphs ASC 280-10-50-29(b) and ASC 280-10-50-31. The following is an example of the intended disclosure:
The accounting policies for the segments are the same as those disclosed by Sysco for its consolidated financial statements. Our Global Support Center expenses generally include all expenses of the corporate office and Sysco’s shared service operations. Collectively, our Global Support Center provides numerous centralized services to our operating sites and performs support activities for employees, suppliers and customers. These services include customer and vendor contract administration, finance, legal, information technology, risk management and insurance, sales and marketing, merchandising, inbound logistics, human resources, and strategy. Expenses for the Global Support Center primarily consist of payroll costs for employees assigned to these operations, including severance, if any, all U.S. share-based compensation costs, and certain information technology, self-insurance, and depreciation expenses.
Item 2.02 Form 8-K dated January 28, 2025
Exhibit 99.1
Sysco Reports Second Quarter Fiscal Year 2025 Results, page 1
2.You discuss the change in EBITDA and adjusted EBITDA in the key financial results for the second quarter of the fiscal year 2025 without disclosing the change in their most directly comparable GAAP measure, net earnings. Please revise to disclose the change in net earnings with equal of greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response
The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future filings (including the Company’s next quarterly report on Form 10-Q), as well as the Company’s earnings release furnished under Item 2.02 of Form 8-K, when presenting or discussing a non-GAAP measure, such as changes in EBITDA and adjusted EBITDA, the Company will present or discuss the most comparable GAAP measure, such as change in net earnings, with equal or greater prominence. The following is an example of the intended disclosure:
Key financial results for the second quarter of fiscal year 2025 include the following (comparisons are to the same period in fiscal year 2024):
•Sales increased 4.5%; U.S. Foodservice volume increased 1.4%;
•Gross profit increased 3.9% to $3.7 billion;
•Operating income increased 1.7% to $712 million, and adjusted operating income increased 5.1% to $783 million1;
•Net earnings decreased 2.2% to $406 million, and adjusted net earnings increased 2.0% to $458 million1;
•EBITDA increased 1.9% to $931 million, and adjusted EBITDA increased 4.4% to $969 million1,2;

1 Adjusted financial results, including adjusted operating expense, adjusted operating income (loss), adjusted net earnings, adjusted earnings per share (EPS) and adjusted EBITDA, among others, are non-GAAP financial measures that exclude certain items, which primarily include acquisition-related costs, restructuring and severance costs, and transformational project costs. Reconciliations of all non-GAAP financial measures to the nearest corresponding GAAP financial measure are included at the end of this release.
2 Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA are non-GAAP financial measures. Reconciliations of all non-GAAP financial measures to the nearest corresponding GAAP financial measure are included at the end of this release.

Non-GAAP Reconciliation
Net Debt to Adjusted EBITDA, page 23
3.Please disclose the reasons why management believes that presentation of debt/net debt to adjusted EBITDA ratios provides useful information to investors. Also, present and/or discuss debt/net debt to net earnings ratios with equal of greater prominence, when you present and/or discuss debt/net debt to adjusted EBITDA ratios. Refer to Item 10(e)(1)(i)(A) and (C) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response
The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future filings (including the Company’s next quarterly report on Form 10-Q), as well as the Company’s earnings release furnished under Item 2.02 of Form 8-K, the Company will enhance its explanations and address specific reasons why management believes that each of the non-GAAP measures presented or discussed, including debt/net debt to adjusted EBITDA ratios, provide useful information to investors. In addition, in future filings, as well as the Company’s earnings release furnished under Item 2.02 of Form 8-K, when presenting or discussing a non-GAAP measure, such as debt/net debt to adjusted EBITDA ratios, the Company will present or discuss the most comparable GAAP measure, such as debt/net debt to net earnings ratios, with equal or greater prominence.
The following is an example of the intended disclosure:
Net Debt to Adjusted EBITDA is a non-GAAP financial measure frequently used by investors and credit rating agencies. It is an important measure used by management to evaluate our access to liquidity, and we believe it is a representation of our financial strength. Our Net Debt to Adjusted EBITDA ratio is calculated using a numerator of our debt minus cash and cash equivalents, divided by the sum of the most recent four quarters of Adjusted EBITDA. In the table that follows, we have provided the calculation of our debt and net debt as a ratio of Adjusted EBITDA.

December 28, 2024
Current Maturities of long-term debt	$1,222
Long-term debt	11,393
Total Debt (GAAP)	12,615
Cash & Cash Equivalents	(793)
Net Debt (Non-GAAP)	$11,822

Net Earnings for the previous 12 months (GAAP)	$1,933
Adjusted EBITDA for the previous 12 months (Non-GAAP) (1)	$4,278

Total Debt/Net Earnings Ratio (GAAP)	6.53
Total Debt/Adjusted EBITDA Ratio (Non-GAAP)	2.95
Net Debt/Adjusted EBITDA Ratio (Non-GAAP)	2.76

(1) Refer to non-GAAP reconciliation at the end of this release.

Sysco Corporation and its Consolidated Subsidiaries
Non-GAAP Reconciliation (Unaudited)
Impact of Certain Items on Earnings Before Interest, Taxes, Depreciation and Amortization (Trailing Twelve Months)
(In Millions)

	13-Week Period Ended Dec. 28, 2024	13-Week Period Ended Sep. 28, 2024	13-Week Period Ended Jun. 29, 2024	13-Week Period Ended Mar. 30, 2024	Total
Net earnings (GAAP)	$406	$490	$612	$425	$1,933
Interest (GAAP)	160	160	165	158	643
Income taxes (GAAP)	127	152	192	129	600
Depreciation and amortization (GAAP)	238	235	226	221	920
EBITDA (Non-GAAP)	$931	$1,037	$1,195	$933	$4,096
Certain Item adjustments:
Impact of restructuring and transformational project costs (1)	30	26	60	27	143
Impact of acquisition-related costs (2)	8	6	8	17	39
EBITDA adjusted for Certain Items (Non-GAAP) (3)	$969	$1,069	$1,263	$977	$4,278

(1)	Includes charges related to restructuring and severance, as well as various transformation initiative costs, primarily consisting of supply chain transformation costs and changes to our business technology strategy, excluding charges related to accelerated depreciation.
(2)	Includes acquisition and due diligence costs.
(3)	In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $7 million or non-cash stock compensation expense of $30 million in Q2 fiscal 2025, interest income of $7 million or non-cash stock compensation expense of $30 million in Q1 fiscal 2025, interest income of $10 million or non-cash stock compensation expense of $27 million in Q4 fiscal 2024, and interest income of $7 million or non-cash stock compensation expense of $24 million in Q3 fiscal 2024.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we may provide additional information.
Very truly yours,
SYSCO CORPORATION

/s/ Kenny K. Cheung
Executive Vice President, Chief Financial Officer

cc:    Jennifer L. Johnson, Senior Vice President, Chief Accounting Officer
Jonathan Newton, King & Spalding LLP